Exhibit 21

PATIENT PORTAL TECHNOLOGIES, INC.
(LIST OF SUBSIDIARIES AS OF NOVEMBER 21, 2007)

Parent Company

Patient Portal Technologies, Inc. (A Delaware Corporation)
7108 Fairway Drive
Palm Beach Gardens, FL 33418
(561) 630-7688

Subsidiaries

100% Owned
Patient Portal Connect, Inc. (A Delaware Corporation)
8276 Willett Parkway
Baldwinsville, NY 13027

100% Owned
TB&A Hospital Television, Inc. (A New York Corporation)
20 Pineview Drive
Amherst, NY 14228